

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

<u>Via E-mail</u>
Mr. Anastasios Kyriakides
Chief Executive Officer
NET TALK.COM, INC.
1080 NW 163rd Drive
Miami Beach, Florida 33169

>　　**Re:　NET TALK.COM, INC.**
>　　　　**Preliminary Information Statement on Schedule 14C**
>　　　　**Filed October 17, 2014**
>　　　　**File No. 000-53668**

Dear Mr. Kyriakides:

As of November 3, 2014, we completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>　　　　　　　　Sincerely,
>
>　　　　　　　　/s/ Kathleen Krebs, for
>
>　　　　　　　　Larry Spirgel
>　　　　　　　　Assistant Director

cc:　　<u>Via E-mail</u>
　　　Darrin Ocasio, Esq.
　　　Timothy A. O'Brien, Esq.
　　　Sichenzia Ross Friedman Ference LLP